Sigma Financial Corporation

Financial Report
December 31, 2024

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30466

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 AND ENDING 12/31/23

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sigma Financial Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 Parkland Plaza

(No. and Street)

Ann Arbor	Michigan	48103
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brandon Rydell	734-663-1611	brydell@axtella.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP

(Name – if individual, state last, first, and middle name)

30 South Wacker Dr., Ste 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

9/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brandon Rydell _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sigma Financial Corporation _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

President

Kelsey Brooke Standifer

Notary Public

> KELSEY BROOKE STANDIFER
> NOTARY PUBLIC, STATE OF MICHIGAN
> COUNTY OF MONROE
> My Commission Expires 03-02-2029
> Acting in the County of Washtenaw

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Sigma Financial Corporation
Index
December 31, 2024



Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Sigma Financial Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sigma Financial Corporation (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2017.

Chicago, Illinois
March 31, 2025




Sigma Financial Corporation
Statement of Financial Condition
December 31, 2024

Assets

Cash and cash equivalents	$6,210,589
Restricted cash and restricted cash equivalents	75,074
Investments owned, at fair value	5,627,195
Commissions and dealer concessions receivable, net	2,580,877
Receivable from clearing broker, net	166,664
Interest receivable	131,432
Receivable from representatives, net	170,557
Other receivables, net	715,130
Receivable from affiliates	27,950
Other assets	1,802,364
Total assets	$17,507,832

Liabilities and Stockholders' Equity

Commissions payable	$2,851,833
Management fees payable to affiliate	197,033
Payables to affiliates	38
Accounts payable and other liabilities	245,163
Total liabilities	3,294,067

Stockholders' equity

Common stock voting (class A) and non-voting (class B), $1 par value, 50,000 aggregate shares authorized 49,000 aggregate shares issued and outstanding	49,000
Additional paid-in capital	7,550,000
Retained earnings	6,614,765
Total stockholders' equity	14,213,765
Total liabilities and stockholders' equity	$17,507,832

The accompanying notes are an integral part of this financial statement.

1. **Nature of Operations and Significant Accounting Policies**

    Nature of Operations
    Sigma Financial Corporation (the "Company") is a registered broker-dealer subject to the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and National Securities Clearing Corporation ("NSCC"). The Company was incorporated under the laws of the State of Michigan in September 1983.

    The Company offers to its customers various investment products, including mutual funds, equity and fixed income securities, option contracts, variable life insurance policies, variable annuity and registered index-linked annuity contracts, non-variable life insurance policies and non-variable annuity contracts, and alternative investments such as real estate investment trusts, and oil and gas programs. The Company offers these products through independent contractor registered representatives who operate independent branch offices located throughout the United States of America and its territories.

    The Company operates pursuant to Exchange Act Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii), clearing transactions on a fully disclosed basis through its clearing firm, National Financial Services LLC ("NFS"), and on an application-way basis with registered investment companies, insurance and annuity providers, and other product offerings. The Company does not hold customer funds or safeguard customer securities.

    Basis of Presentation
    The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

    Use of Estimates
    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Credit Losses
    Expected credit losses are measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount. The Company performed an analysis related to the financial assets within the scope of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 326, as noted in the following table, and recorded a provision for credit losses of $20,995 at December 31, 2024.

    Total financial assets and credit losses by category for 2024 were as follows:

Financial Assets	Amount	Credit Loss	Financial Assets, net
Commissions and dealer concessions receivable	$2,594,198	$13,321	$2,580,877
Receivable from clearing broker	167,588	924	166,664
Receivable from representatives	171,233	676	170,557
Other receivables	721,204	6,074	715,130
Total	$3,654,223	$20,995	$3,633,228

Cash, Cash Equivalents, Restricted Cash, and Restricted Cash Equivalents

The Company's cash and cash equivalents consist of funds on deposit primarily in corporate checking accounts and money market funds at financial institutions including NFS (Note 6). Cash equivalents include assets easily convertible to cash with original maturities of less than 90 days. Money market funds are stated at cost, which approximates fair value.

Cash and cash equivalents	$ 6,210,589
Restricted cash	75,074
Total cash, restricted cash and cash equivalents	$ 6,285,663

Restricted cash and restricted cash equivalents represent amounts on deposit at financial institutions that are restricted due to contract terms with NFS or arising from applicable SEC rules and regulations. Included on the statement of financial condition is a restricted cash deposit for margin requirements at NFS in the amount of $75,000, and $74 on deposit at a financial institution that is segregated for special bank accounts for the exclusive benefit of customers and reserve requirements under Exchange Act Rule 15c3-3.

Investments Owned, At Fair Value

The Company invests funds in certificates of deposit issued by several banks which are insured by the Federal Deposit Insurance Corporation ("FDIC"). The certificates of deposit are placed with participating banks of the Certificate of Deposit Account Registry Service ("CDARS"). Due to the relatively short maturities (13 weeks) and contracted amounts, the certificates of deposit are stated at cost.

The Company purchases U.S. Treasury Notes. The U.S. Treasury Notes are purchased close to maturity (one year or less) and are marked to market. Transactions for investments are recorded on a trade date basis.

Commissions and Dealer Concessions Receivable and Commissions Payable

Commissions and dealer concessions receivable represent the dealer concessions and 12b-1 fees owed to the Company from registered investment companies, insurance and annuity companies, and other product offerings for the solicitation or sale of their investments and products to customers.

Commissions payable are the amounts owed to registered representatives of the Company for their services, sales commissions, and 12b-1 fees earned related to customer transactions.

Receivable from Clearing Broker

Receivable from clearing broker includes the net amounts owed from NFS to the Company for dealer concessions, markups on riskless securities transactions, customer account fees, and other charges. The receivable is recorded net of any related liabilities to the clearing firm on the accompanying statement of financial condition in accordance with FASB ASC Topic 210, *Balance Sheet*. Interest due to the Company from NFS is recorded in interest receivable.

Receivable from Representatives
Registered representative affiliation fees, commission charge backs, and other costs that are the responsibility of registered representatives are offset against amounts owed to registered representatives for their commission payables. If the balance of the debits owed to the Company exceed the amount owed to the registered representative, then the net balance owed to the Company is recorded as a receivable.

Registered representatives are responsible for their registration and licensing costs which are collected by the Company on their behalf and submitted to the FINRA Central Registration Depository. The amounts owed from the registered representatives are also included in receivables from representatives.

Other Receivables
Other receivables include amounts relating to sponsorship revenues, promissory notes ("Notes"), trade receivables, and any receivables relating to errors and omissions insurance indemnification provisions for various costs associated with litigation or arbitrations brought against the Company.

The Company makes periodic Notes to associated persons. These Notes typically have stated interest rates that are negotiated between the parties and have maturities of seven years or less. The terms of the Notes include provisions to accelerate the maturity date if the associated person ceases to be associated with the Company. Upon acceleration of the Note's maturity, the remaining principal balance and any accrued interest becomes due as specified in the terms of the Note and includes the right to offset any compensation owed to the associated person. As of December 31, 2024, the outstanding principal balance of the Notes was $707,595.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which range from 3 to 12 years. Maintenance and repairs of assets are expensed as incurred.

Fixed assets consisted of the following at December 31, 2024:

Office equipment	$ 210,368
Less: Accumulated depreciation	(210,368)
Fixed assets, net of accumulated depreciation	$ -

Other Assets
Included in other assets are $658,543 in prepaid expenses for payments to the FINRA Central Registration Depository and other vendors for licensing and registration costs, national and regional conference deposits, unamortized cost for errors and omissions insurance policies, surety bond premiums, and financial institution bond premiums. Prepaid expenses are expensed as incurred or amortized using the straight-line method over the policy or contract period.

Under certain circumstances, the Company provides financial support to contracted registered representatives by executing forgivable loans or signing bonuses. The forgivable loans have contract terms that require the registered representative to remain registered with the Company for a stated period typically ranging from 5 to 7 years. A portion of the loan principal balance is forgiven monthly or annually on anniversary dates of the loan. The Company realizes the economic benefit over the passage of time and amortizes the costs using the straight-line method over the stated period.

Signing bonuses that contain contract terms which require the registered representative to remain associated with the Company for a certain period are amortized using the straight-line method over the stated period. Agreements that do not contain provisions requiring the registered representative to remain associated with the Company are expensed when incurred.

If the terms of the agreement are breached by the registered representative, the registered representative is responsible for the repayment of any balances to the Company according to the terms of the agreement. For a forgivable loan, the registered representative is required to make payment of the principal and accrued interest amounts outstanding as of the prior anniversary date. For a signing bonus, the registered representative may be liable for the entire amount of the signing bonus or a prorated amount based on the time remaining under the agreement.

As of December 31, 2024, the unamortized balance of forgivable loans and signing bonuses was $1,143,214 and $177,144, respectively, and is reflected in other assets.

Accounts Payable and Other Liabilities
Liabilities of the Company for general operating expenses owed to third parties, composite returns and shareholder withholdings (Note 3), loss contingencies (Note 5), and unearned revenues are presented in accounts payable and other liabilities in the statement of financial condition.

Unearned revenues are related to third-party contracts for which the performance obligation has not been satisfied and other deferred revenues. Payments that are collected in advance are recognized when earned or over the life of the policy or contract.

Revenue Recognition
The Company entered into a Fully Disclosed Clearing Agreement (the "Clearing Agreement") with NFS on August 4, 2011, and subsequently amended the Clearing Agreement in January 2019 and again in August 2024. The Company also has entered into various contracts ("Distribution Agreements") with life insurance companies, registered investment companies, and other investment providers. The Distribution Agreements and the Clearing Agreement specify the terms and responsibilities of each party and commonly provide for certain indemnifications to the parties (Note 7). Distribution Agreements also include compensation schedules that disclose the compensation to be paid to the Company in return for the solicitation, distribution, and marketing of the investment provider's products and/or services.

The balances for assets and liabilities related to contracts with customers as of January 1, 2024, and December 31, 2024, were as follows:

Contract Receivable/Payable	January 1, 2024	December 31, 2024
Commissions and dealer concessions receivable, net	$2,681,457	$2,580,877
Receivable from clearing broker for:		
Commissions and concessions, net	161,480	151,588
Account fees and other charges, net	(3,210)	15,076
Receivable from representatives, net	91,403	170,557
Sponsorships included in other receivables	15,525	908
	$2,946,654	$2,919,006

Segment Reporting

Effective January 1, 2024, the Company adopted the provisions of FASB Accounting Standards Update No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"). ASU 2023-07 improves reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The Company is required to provide all annual disclosures about reportable segment profit or loss and assets as required by ASU 2023-07 for interim periods. The Company's adoption of ASU 2023-07 for year-end 2024 reporting did not have a material impact on the Company's financial positions or results of operations.

In accordance with ASU 2023-07, the Company is required to disclose significant segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of segment profit or loss, and an amount for other segment items including a description of the composition. Additionally, ASU 2023-07 requires the Company to disclose the title and position of the CODM along with an explanation of how the CODM uses reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 also requires the Company to clarify if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources (Note 9).

Income Taxes

The Company is organized and taxable under the applicable provisions of the Internal Revenue Code as an S-corporation. Under such provisions, the Company is not subject to federal income tax. The Company's stockholders are liable for the taxes, if any, on their distributive share of income.

FASB ASC Topic 740, *Income Taxes,* requires the Company to evaluate any tax positions taken or expected to be taken in preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Any tax positions that do not meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2024, management has determined there are no material uncertain income tax positions. The current and prior three years of tax returns are subject to examination.

2. **Fair Value Measurement**

The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The assets and liabilities in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by FASB ASC Topic 820, *Fair Value Measurement*, and which are directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets, are as follows:

Level 1   Unadjusted quoted prices in an active accessible market to identical assets or liabilities.

Level 2   Other inputs that are directly or indirectly observable in the marketplace.

Level 3   Unobservable inputs which are supported by little or no market activity.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial instrument. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

The certificates of deposit are stated at cost plus accrued interest, which approximates fair value due to the relatively short maturities (13 weeks) and contracted amounts.

Money market funds and equity securities are valued at quoted market prices.

The U.S. Treasury Notes, when purchased, are recorded at cost, which approximates fair value based on quoted market prices in an active market. Subsequently, the Company compares market prices quoted by dealers to the carrying values and marks to market the investment to ensure a reasonable approximation of fair values.

The following table summarizes the fair values as of December 31, 2024:

December 31, 2024	Level 1	Level 2	Level 3	Fair Value Measurements
Investments Owned:				
Certificates of Deposit	$ -	$ 2,209,799	$ -	$ 2,209,799
Money Market	227	-	-	227
Stocks	5	-	-	5
U.S. Treasury Notes	-	3,417,164	-	3,417,164
	$ 232	$ 5,626,963	$ -	$ 5,627,195

The Company assesses the levels of the inputs used to measure fair value at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There were no transfers among Levels 1, 2, and 3 during the year.

Substantially all of the Company's other assets and liabilities are also considered financial instruments and are short-term or replaceable on demand; therefore, their carrying amounts approximate their fair values.

3. Stockholders' Equity

The Company makes periodic distributions to its stockholders based on the cash balances, net capital, and net income of the Company. Distributions are recognized when declared and included in the statement of changes in Stockholders' equity.

Certain states require flow-through withholding based on the stockholders' distributive income. The Company makes payment to those states on behalf of the stockholders in addition to any payments made for composite tax returns that the Company has elected to file.

As of December 31, 2024, $3,368 for flow-through withholdings was recorded in accounts payable and other liabilities in the statement of financial condition.

4. Related Party Transactions

The Company transacts business with affiliates in the ordinary course of business and incurs debt obligations and other benefits with these affiliates. As of December 31, 2024, the Company had $27,950 in receivables and $38 in payables for affiliated companies in connection with such transactions. These balances are disclosed in the statement of financial condition as receivables from affiliates and payables to affiliates, respectively. Axtella may advance payments for certain expenses of the stockholders or members of each of the affiliated companies. Such payments are accounted for as a loan to or receivable from the stockholder or member. As of December 31, 2024, there are no such loans to stockholders or members.

The Company receives various services such as personnel including management, the use of telecommunications, office space, systems and equipment, and other general and administrative support from Axtella, an affiliate and company owned by the stockholders of the Company.

Axtella has separate written management services agreements or expense sharing agreements with the Company, Parkland, and SPC, all of which are related parties by common ownership and control. Under the agreement between Axtella and the Company, Axtella provides services to the Company, including the use of assets, systems, and other resources, and in return the Company pays a management fee expense to Axtella for the services rendered.

The management expenses incurred by Axtella are allocated among the Company, Parkland, and SPC based on their pro-rata share of their combined cash receipts from dealer concessions and advisory and consulting revenues, and their pro-rata share of their combined number of registered representatives and IARs. In limited circumstances, Axtella may allocate specific expenses to the Company based on direct costs, and not on a pro-rata basis, when it is determined that the Company is the sole beneficiary of such expenses.

As of December 31, 2024, the Company recorded management fees payable to Axtella of $197,033 in accordance with the management agreement on the statement of financial condition.

5. Commitments and Contingencies

The Company is subject to litigation, arbitrations, mediations, and regulatory actions in the ordinary course of its business. As of December 31, 2024, the Company has two pending arbitration claims that have been filed against the Company for alleged damages of approximately $200,000 and $300,000.

Management, with the assistance of legal counsel, evaluates the claims on an ongoing basis as information becomes available. In accordance with FASB ASC Topic 450, *Contingencies*, the Company recorded a liability in connection with claims where it is probable a loss will be incurred and where a reasonable estimate of that loss could be made.

For any claims where a reasonable estimate of loss cannot be made due to the uncertainty of the outcome of litigation or arbitration, the Company does not record a liability due to its inability to make a reasonable estimate of loss, in accordance with FASB ASC Topic 450. The Company nonetheless may record an estimate for the defense costs of such claims. Further, these claims in which a reasonable estimate of loss cannot be made due to the uncertainty of the outcome of litigation or arbitration may nonetheless be material.

As of December 31, 2024, the Company has recorded a legal reserve of $123,862 in accounts payable and other liabilities for loss incurred related to the pending arbitration claims.

For unasserted claims that may occur against the Company, an estimate of loss cannot be reasonably made, and none have been recorded.

6. Concentrations of Credit Risk

The Company maintains its cash and cash equivalents at several financial institutions. The balances at commercial banks are insured by the FDIC up to $250,000. As of December 31, 2024, the Company had balances in excess of FDIC insurance limits of $4,321,752. The Company also has cash, restricted cash, and restricted cash equivalents at other financial institutions and NFS that are not covered by FDIC insurance. These balances have uninsured amounts of $1,463,911 as of December 31, 2024.

7. Guarantees and Indemnification

FASB ASC Topic 460, *Guarantees*, requires the disclosure of representations and warranties which the Company enters into, and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties.

Pursuant to the Clearing Agreement, NFS has the right to seek reimbursement from the Company for certain losses, account debit balances and margin requirements that may result from customer transactions if the customer does not cover such losses, pay outstanding amounts due, or satisfy margin requirements. The Company's policy is to minimize the related off-balance-sheet risk and exposure through the use of a variety of exposure reporting and control procedures.

For application-way customer transactions, the Company has entered into Distribution Agreements with registered investment companies, insurance companies, and other investment providers. The Distribution Agreements commonly include indemnification provisions against the Company for certain losses incurred by the parties as a result of certain actions, breaches, errors, or omissions by the Company or its registered representatives.

The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company which have not yet occurred. However, based on its prior experience, the Company expects the risk of a material loss to be remote. As of December 31, 2024, there has not been a material reimbursement request received or outstanding.

8. **Net Capital Requirements**

   The Company is subject to the Uniform Net Capital Rule (Exchange Act Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $250,000 or 6⅔ percent of aggregate indebtedness, whichever is greater. The Rule also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2024, the Company had net capital of $10,999,332, an amount $10,749,332 in excess of its required net capital of $250,000. As of December 31, 2024, the Company's ratio of aggregate indebtedness to net capital was 0.30 to 1.

   The Company claims exemption from the reserves and custody requirements of Exchange Act Rule 15c3-3 pursuant to subsections (k)(2)(i) and (k)(2)(ii) thereof. The Company introduces its customers' accounts and acts as a finder agent in the sale of general securities and mutual funds. Customer transactions are cleared through other broker-dealers on a fully disclosed basis and the Company does not hold customer funds or safeguard customer securities.

9. **Segment Reporting**

   The Company operates in the United States and is engaged in a single line of business as an introducing broker-dealer, which is comprised of several classes of services including offering securities, insurance products, other investment products, and brokerage services to customers. The Company has identified its President as the CODM who uses revenues, net income, and significant expenses and costs to evaluate the Company's performance including the use of forecasts and budgets, and to manage the Company in deciding how to allocate resources for operations and significant initiatives. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of income and losses, to make operational decisions while maintaining capital adequacy and satisfying regulatory requirements.

   The Company's operations constitute a single operating segment and, therefore, a single reporting segment, because the CODM manages the Company's business activities using information of the Company as a whole. The segment assets are reflected on the statement of financial condition as "total assets," and the significant segment expenses are listed on the statement of income. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only a single reporting segment.

10. **Subsequent Events**

   The Company has evaluated subsequent events for recognition or disclosure through the date these financial statements were issued.